

February 16, 2023

Stephen M. Kadenacy
Executive Chairman
SilverBox Corp III
1250 S. Capital of Texas Highway
Building 2, Suite 285
Austin, TX 78746

> **Re: SilverBox Corp III**
> **Registration Statement on Form S-1**
> **Filed February 10, 2023**
> **File No. 333-269713**

Dear Stephen M. Kadenacy:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note your disclosure that your sponsor may extend up to 21 months the deadline to complete an initial business combination by purchasing additional warrants at any time after the closing of the offering and prior to the consummation of your initial business combination. Please disclose on the cover page, consistent with your risk factor beginning on page 63, that this structure is unlike the structure of similar blank check companies, which you indicate generally are only permitted to extend the time period in connection with amendments to the certificate of incorporation, and that stockholders will not be entitled to vote on or redeem their shares in connection with such extension.

General

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Melanie Singh at 202-551-4074 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jonathan Ko